Mail Stop 3561

August 8, 2006

Via U.S. Mail

Steve Kelly
President
One Earth Energy, LLC
1306 West 8th Street
Gibson City, Illinois 60936

Re: One Earth Energy, LLC
Registration Statement on Form SB-2
Filed July 12, 2006
File No. 333-135729

Dear Mr. Kelly,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the copy you provided to us.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement
General

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. The securities you are offering for sale at $1,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). Please provide us with an analysis and confirm that you will comply with Rule 10b-9.

Prospectus Summary, page 1
General

3. Your summary section should identify and provide a brief overview of the key aspects of the offering. We note there are several key aspects related to the units disclosed in the following sections: "Suitability of Investors" on page 69; "Subscription Procedures" on page 70; "Escrow Procedures" on page 71; "Allocation of Profits and Losses" and "Restrictions on Transfer of Units" on page 75; "Unit Transfer Restrictions" on page 78; and "Federal Income Tax Status" on page 79. Please revise to provide a brief summary of the key aspects in the summary, as appropriate.

The Project, page 2

4. Please revise your summary to state that your management has very little or no experience with your business. We note your disclosure on page 9 of the risk factors section. Similarly revise your MD&A and business sections as appropriate.

5. Please revise the third paragraph to explain why you did not enter into a binding agreement with Fagen subject to your raising the funds.

6. Please refer to the last sentence of the third paragraph. Please disclose here the dollar amount of the minimum funds necessary to break escrow.

7. Either revise to delete the last paragraph of this section or revise the document throughout to clarify that the plans you mention may be changed completely at the direction of the board.

Our Financing Plan, page 3

8. We note your disclosure on page 32 that "completion of the project relies entirely on our ability to attract these loans and close this offering." Please revise your summary to provide a similar statement.

9. Revise the third paragraph to explain why you do not have a commitment with a bank subject to the condition of raising of money in the offering.

Important Notices to Investors, page 4

10. Either delete the fifth paragraph or provide us with an explanation of why you believe it is consistent with federal securities laws. Material information about the offering should be contained in this registration statement, not given out on a selective basis.

Risk Factors, page 6

We are not experienced in selling securities and no one has agreed to assist us, page 6

11. We note your disclosure that you "plan to advertise in local media and by mailing information to area residents." We also note your disclosure on page 72 under "Summary of Promotional and Sales Material." With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intend to comply with section 5 of the Securities Act, Rule 164 under the Securities Act of 1933 and Rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

If we decide to spend equity proceeds, page 8

12. Revise to explain why your operating documents do not require you to not spend equity proceeds before your have fulfilled the various matters mentioned in risk factor. It appears that all the risks, here and the following risk factor, are being shifted to the investors in the offering. Explain why.

We may need to increase cost estimates, page 11

13. Revise the third sentence to disclose the interest rate.

14. Revise this risk factor to explain why Fagen does not compensate labor "at prevailing wages."

Fagen, Inc. and ICM, Inc. may have current or future commitments, page 11

15. Revise to disclose whether and how many current or future commitments they have. If you have asked them and they have not told you, disclose that.

The plant site may have unknown environmental problems, page 12

16. We note that the directors can pick the location "at their sole discretion, for any reason." Please revise to clarify that they will pick it based upon their collective judgment of what is in the best interests of the company and that they will not be influenced by any other considerations.

The proposed plant site is located seven miles from our anticipated source of natural gas, page 12

17. We note that you intend to tap into the NGP pipeline which is seven miles away and that you have included a cost to access this natural gas source, but no assurance that the budgeted amount is sufficient. Please revise to state the basis of your estimate.

Risks Related to Conflicts of Interest, page 21
General

18. We note that your board members and officers are associated with coops and farms. Do you plan to obtain your supply of corn from businesses affiliated with your officers and members? If so, please create a risk factor to discuss any potential conflicts that may arise. Please quantify your reliance on such transactions to the extent possible.

Dilution, page 22

19. In the top table on page 23, revise the first line item description to indicate "actual" net tangible book value per unit at February 28, 2006, rather than "pro forma."

Selected Financial Data, page 25

20. Please disclose the amount of your historical loss per unit data, including the weighted average units outstanding. Also, consider disclosing pro forma earnings (loss) per unit assuming both, the minimum and maximum amount of units are offered.

Management's Discussion and Analysis and Plan of Operation, page 25

21. You state, on page 35, that the largest single expense you will incur is the cost of plant construction. You estimate that cost, including projected construction cost index increases, at approximately $114 million. We note that the construction price assumes the use of non-union labor. In detail, please explain the basis for your use of this assumption and indicate the specific factors that will determine whether your assumption is correct. In the event that you are required to use union labor or to compensate labor at prevailing rates, please provide us with some estimate or approximation of the potential impact of this factor upon construction costs and how you plan to finance this cost increase if significant. If the use of union labor could also impact the time necessary to complete construction and begin operations, please discuss this matter as well. We may have further comments upon review of your response.

Plan of Operations Until Start-Up of Ethanol Plant, page 27
Site Acquisition and development, page 27

22. We note your disclosure in the first full paragraph on page 28 that you have secured three options for the construction of your plant in Ford County, Illinois as well as a fourth option for an alternative site in Champaign County. The next paragraph, however, states that you have purchased four options in Ford County. Please revise or advise.

23. Please revise to discuss how much land you believe you may need for your business plan. We note that the amount of land to be purchased pursuant to the option agreements varies from 10 to 81 acres.

24. Please briefly explain how you will decide on the location of your plant and the expected timing for this decision. Please also briefly address the importance of this decision and any material impact to the cost of your business plan.

Trends and Uncertainties Impacting the Ethanol Industry, page 28

25. Please revise your fourth paragraph to describe what you mean by "MTBE." We note your disclosure in the risk factor section on page 15.

Technology Developments, page 30

26. Please revise to describe whether or not you plan "to remove corn oil from concentrated thin stillage."

Estimates Sources of Funds, page 33

27. Please consider relocating this section and your use of proceeds section to appear before your Management's Discussion and Analysis and Plan of Operation section.

28. Please tell us why you are presenting the source of funds if 12,815 units are sold. Considering that the range between the minimum and maximum is $30 million, please also revise your table to present a midpoint figure between the minimum and maximum units sold.

29. Furthermore, please revise your dilution and capitalization table to provide a similar breakpoint.

30. Please revise your table to indicate that you have not received any commitments with respect to Term Debt Financing, Grants and Incentives. We note your disclosure on page 3.

31. It is unclear to us whether the "Unit Proceeds" reflects the equity financing you plan to obtain from your agreement with FEI of $24,900,000 that you disclose on page 31. Please revise or advise.

Capitalized Interest, page 35

32. Please tell us why you have assumed an equity amount of $63,955,000 and senior debt financing of $90,000,000. We note these amounts do not appear in your estimated sources of funds on page 33.

Rail Infrastructure and Rolling Stock, page 35

33. We note that anticipated costs of rail improvements will vary depending upon the final site chosen. Given that the site of your plant has not yet been determined, please provide a range for this cost.

Description of Business, page 46

34. Please note your diagram to indicate that you have not begun the design or construction of your plant. We note your disclosure on page 2.

Transportation and delivery, page 56

35. As a follow up to comment 33 please revise to describe the accessibility of your proposed site options to railways and highways. Please disclose whether your estimated use of proceeds accounts for any cost variation.

Natural Gas, page 56

36. We note your disclosure here and on page 12 in the subheading of a risk factor that the proposed plant site is located seven miles from your source of natural gas. We note that you include an estimate of $3.1 million to access the pipeline. Please disclose whether your estimated cost to access the pipeline will vary materially based on your final location. If so, please revise to describe the accessibility of each of your proposed site options.

Identification of Directors, Executive Officers and Significant Employees, page 65

37. Please revise your table to indicate that Messrs. Kelly, Docherty and Murray are Directors.

Plan of Distribution, page 68

38. We note your reliance upon the safe harbor provided by Rule 3a4-1. Please provide us with an analysis demonstrating that you satisfy the conditions of the exemption.

Subscription Procedures, page 70

39. In the third paragraph you say that you will see any attorney fees you incur in collecting the balance from purchasers. Please provide a legal opinion that this is permitted under applicable law or delete this sentence. The opinion should also cover whether this is a state or federal securities law matter.

Description of Membership Units, page 72
Loss of Membership Rights, page 73

40. Please revise to summarize all of the ways in which membership rights may be terminated. We note your disclosure at the bottom of page 73 that the board of directors may prohibit a transferee from becoming a member.

Financial Statements

Statement of Operations, page F-3

41. It appears your weighted average shares outstanding should instead be 855 Class A units rather than the 9 units shown. Please revise or advise of your calculation of units outstanding.

Statements of Cash Flows, page F-5

42. We note you classify the "proceeds from grants" as a financing activity. The implication is that these proceeds are unrestricted in their use, and do not represent income, but rather a source of funds. To the extent the proceeds are restricted in their use, the classification within the statements of cash flows should be revised to be analogous with their designated use (for example, an investing activity, if proceeds are to be used toward the plant design and construction). Further, it appears the operating activity line item "grant income" should instead be allocated among the affected accounts within the "change in assets and liabilities", to the extent the cash proceeds were or are to be expended in operations. Please revise or advise, accordingly. We have reviewed your significant accounting policy with respect to 'grants' in Note 1 to the audited financial statements and may have additional comments after review of your response.

Note 4. Grant, page F-7

43. Expand the disclosures to indicate whether or not you completed the feasibility study as of the balance sheet date and tell us how you have reflected the expenditures of this grant in your financial statements.

Note 6. Subsequent Events, page F-9

44. Please revise this note number to be 7, as you already have a Note 6.

Exhibits 5.1 and 8.1

45. Please file signed legal and tax opinions as soon as possible.

Exhibit 23.1

46. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Other

47. Please consider the financial statement updating requirements set forth in Item 310(g) of Regulation S-B. In this regard, please provide updated financial statements and related financial information (such as Selected Financial Data and MD&A) in the next amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

                Regards,

                Max A. Webb
                Assistant Director

cc: Christopher R. Sackett, Esq.
       Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
       via facsimile: (515) 283-0231